Exhibit 99.1

Prestige Wealth Inc. Announces Acquisition of Tokyo Bay

Hong Kong, November 13, 2024 /GlobeNewswire/ -- Prestige Wealth Inc. (NASDAQ: PWM) (“PWM”, or the “Company”), a wealth management and asset management services provider based in Hong Kong, today announced that, on November 12, 2024, it entered into a definitive acquisition agreement pursuant to which PWM will purchase all shares of Tokyo Bay Management Inc. (“Tokyo Bay”), a company incorporated under the laws of the British Virgin Islands. The total purchase price is US$1,500,000, subject to customary closing purchase price adjustments, in the form of 2,500,000 newly issued Class B ordinary shares of the Company at a price per Class B ordinary share of US$0.60 to the seller and key employees of Tokyo Bay. The Company will also grant warrants to purchase 1,875,000 Class A ordinary shares of the Company at an exercise price per share equal to US$0.72 to the seller parties. The warrants will become exercisable on the six-month anniversary of the issuance date and will expire on the fifth anniversary from the date on which they become exercisable. In addition, key employees will be retained and continue to be employed by Tokyo Bay after closing of the transaction. The acquisition agreement also includes a third-year period non-competition and non-solicitation covenants from the seller parties. Upon consummation of the acquisition of Tokyo Bay, that certain business development & marketing agreement by and between PWM and Tokyo Bay dated as of June 24, 2024 will be terminated. The acquisition of Tokyo Bay is expected to close in the fourth quarter of 2024 and will enhance PWM’s strategy and development in Asia wealth management industry.

About Prestige Wealth Inc.

Prestige Wealth Inc. is a wealth management and asset management services provider based in Hong Kong, assisting its clients in identifying and purchasing well-matched wealth management products and global asset management products. With a focus on quality service, the Company has retained a loyal customer base consisting of high-net-worth and ultra-high-net-worth clients in Asia. Through the Company’s wealth management service, it introduces clients to customized wealth management products and provides them with tailored value-added services. The Company provides asset management services via investment funds that it manages and also provides discretionary account management services and asset management-related advisory services to clients. For more information, please visit the Company’s website: http://ir.prestigewm.hk.

About Tokyo Bay

Tokyo Bay is a company based in Tokyo, Japan. Founded by experienced professionals, the Tokyo Bay team has accumulated extensive premium client resources and local market knowledge over the past years, providing wealth management services, family affairs services, lifestyle management services and related value-added services to high-net-worth clients in Japan.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this press release. They include statements about the Company’s plans for the business of InnoSphere Tech and Tokyo Bay; anticipated financial and other results from the acquisition of InnoSphere Tech and Tokyo Bay and its integration into PWM; expectations regarding revenue and cost synergies resulting from the acquisition; discussion of other strategic initiatives and related actions; and beliefs, expectations, intentions and strategies, among other things. Forward-looking statements are based on management’s current beliefs, expectations and assumptions, and involve a number of known and unknown risks and uncertainties, many of which are out of PWM’s control.

The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with U.S. Securities and Exchange Commission.

For more information, please contact:

Prestige Wealth Inc.

Investor Relations Department

Email: ir@prestigefh.com